1- 15238

P.E. 3-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15238

For the month of March 2002.
Total number of pages: 6.
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

BM

Information furnished on this form:

EXHIBITS

Nidec

FOR IMMEDIATE RELEASE

Nidec Corporation
New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

Released on March 15, 2002, in Kyoto, Japan

Year-end Dividend Information

• We hereby announce the following information relating to the proposed payment of a cash dividend on our shares of common stock and American Depositary Shares (ADS) representing these shares.

1. The date of declaration of the year-end dividend:
   During the middle of May 2002

2. The per share amount of the year-end dividend:
   Estimated ¥10.00 (Japanese yen) per share and ¥10.00 (Japanese yen) per ADS.

3. The date of record for determination of holders entitled to receive the year-end dividend:
   March 31, 2002

   The year-end dividend shall become due and payable after our general meeting of shareholders to be held at June 26, 2002 at which the payment will be decided.
   It is anticipated that holders of the ADS will receive the payments around the end of June 2002.

4. Payment date:
   To be commenced from the end of June 2002.

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Note: Nidec's ADSs were listed for trading on the NYSE on September 27, 2001. Additional information is available upon which the NYSE relied to list Nidec's ADSs and it included in the listing application. Such information is available to the public upon request.

NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

Nidec

FOR IMMEDIATE RELEASE

March 15, 2002

Contact:
Tetsuji Arita, Managing Director
Telephone: +81-75-316-3385
TETSUJI_ARITA@notes.nidec.co.jp

New York Stock Exchange symbol: NJ
Stock exchange code (Tokyo, Osaka): 6594

Nidec and NTN to Postpone a Philippine Joint Venture to Make Fluid Dynamic Bearing Units

Nidec Corporation and NTN have agreed to postpone the pending establishment of the joint venture in the Philippines originally scheduled to occur in December 2001 along with operations commencing in April designed to produce and sell fluid dynamic bearing (FDB) units made of sintered alloy metal. We publicly announced the proposed establishment of this joint venture on November 8, 2001.

The decision derives from the fact that a major customer, who had initially intended to use our motors equipped with the new FDB units that were to be manufactured by this joint venture, accelerated their production schedule and consequently decided to use a different FDB motor that we already produce.

Both companies have also agreed to conduct a further study on the project including selecting a more favorable location for the production base in terms of access to customers.

The new FDB units have many advantages such as ease of mass production, cost competitiveness and a broad range of multipurpose applications, all of which are indispensable to enhancing our product line-up.

Nidec and NTN are still determined to proceed with the joint venture and plan to select the most appropriate production site promptly in order to serve the customers who are considering using the motors equipped with our new FDB units.

Based on current information we do not believe there will be any negative impact from the postponement on our results of operations for the fiscal year ending March 31, 2002.

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Forward Looking Statements

This notice contains forward-looking statements, including statements relating to the current environment and forecasted growth in the HDD motor, system equipment and other motor, machinery and components industries, projected sales, the launch of new products by Nidec, Nidec's plans to reduce its cost structure, the strategy of expanding Nidec's access to new markets, expansion and/or allocation of Nidec's manufacturing facilities, market outlook and the return on growth and profitability. The forward-looking statements are based on management's assumptions and beliefs in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: changes in general economic conditions, fluctuation of currency exchange rates, overall supply and customer demand in the above-mentioned industries; pricing trends and other competitive factors; changes in customer order patterns; success in new product development; business conditions and growth in the above-mentioned industries, personal and enterprise computing industry, semi-conductor industry and auto industry; demand for digital home appliances; technological and market changes; Nidec's acquisition strategy; and manufacturing and sourcing risks. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date hereof.

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NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: March 15 , 2002

By: ______________________

Hiroshi Toriba
Senior Director, Investor Relations and
Corporate Planning